January 31, 2014

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	DireXion Funds
-Direxion Indexed Synthetic Convertible Strategy Fund
-Direxion Indexed Synthetic Convertible Strategy Bear Fund
File Nos. 333-28697; 811-08243
Post-Effective Amendment No. 146

Ladies and Gentlemen:

We have acted as counsel to DireXion Funds (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 146 to the Trust’s registration statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP